UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Russell Corp.

(Name of Issuer)

Common Stock

(Title of Class Securities)

782352108

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the  disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be  deemed to be “filed” for the purpose of Section 18 of the Securities Exchange  Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

CUSIP No. 782352108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
M&G Investment Management Limited (“MAGIM”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
United Kingdom, England

5.	Sole Voting Power
None

6.	Shared Voting Power
2,835,000

7.	Sole Dispositive Power
None

8.	Shared Dispositive Power
2,835,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,835,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.	Percent of Class Represented by Amount in Row (9)
8.57%

12.	Type of Reporting Person (See Instructions)
IA

CUSIP No. 782352108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
M&G Investment Funds 1

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
United Kingdom, England

5.	Sole Voting Power
None

6.	Shared Voting Power
2,835,000

7.	Sole Dispositive Power
None

8.	Shared Dispositive Power
2,835,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,835,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.	Percent of Class Represented by Amount in Row (9)
8.57%

12.	Type of Reporting Person (See Instructions)
OO

Item 1(a).		Name of Issuer:

Russell Corp.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

3330 Cumberland Boulevard Suite 800
Atlanta, GA 30339

Item 2(a).		Name of Person Filing:

		5.	M&G Investment Management Limited (“MAGIM”)
		2.	M&G Investment Funds 1

Item 2(b).		Address of Principal Business Office or, if None, Residence:

Address for Both Filers: Laurence Pountney Hill, London, England EC4R 0HH

Item 2(c).		Citizenship:

Citizenship for Both: United Kingdom

Item 2(d).		Title of Class of Securities:

Common Stock

Item 2(e).		CUSIP Number:

782352108

Item 3.		Type of Person:

(e) MAGIM is an investment advisor in accordance with s.240.13d-1(b)(1)(ii)(E)

M&G Investment Funds 1 is an open-ended investment company with variable capital, incorporated in England and Wales and authorized by the Financial Services Authority.  It is not registered with the Securities and Exchange Commission under the investment company act of 1940.

All of the securities covered by this report are owned legally by M&G Investment Funds 1, MAGIM’s investment advisory client, and none are owned directly by MAGIM.

Item 4.		Ownership (at December 31, 2005)

	(a)	Amount beneficially owned: 2,835,000

	(b)	Percent of class: 8.57%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared Power to vote or to direct the vote: 2,835,000

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 2,835,000

Item 5.		Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	M&G Investment Management Limited

/s/ Mark Thomas

Mark Thomas
Head of Group Funds

Signature

Exhibit A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchanges Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 14th day of February, 2006.

M&G INVESTMENT MANAGEMENT LIMITED

	By	/s/ John Talbot

Date: February 14, 2006		Company Director

M&G Investment Funds 1

	By	/s/ John Talbot

Date: February 14, 2006		Company Director